

Mail Stop 4561

July 11, 2016

Patrick J. Jermain
Senior Vice President and Chief Financial Officer
Plexus Corporation
One Plexus Way
Neenah, Wisconsin 54957

>   **Re: Plexus Corporation**
>   **Form 10-K for the fiscal year ended October 3, 2015**
>   **Filed November 20, 2015**
>   **File No. 001-14423**

Dear Mr. Jermain:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephen Krikorian for

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services